UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Xos, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98423B108

(CUSIP Number)

August 11, 2022

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 98423B108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA II PN, Ltd. (98-0615462)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6.	Shared Voting Power:	18,432,796*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	18,432,796*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,432,796*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): OO

* 18,432,796 shares consisting of direct ownership of 0 shares of Common Stock plus the deemed ownership of an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 184,512,472 outstanding shares of issuer’s Common Stock, consisting of 166,079,676 shares of Common Stock outstanding as of the date of this report and an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 98423B108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA Global Investments II (U.S.), LP (42-1766918)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6.	Shared Voting Power:	18,432,796*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	18,432,796*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,432,796*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): OO

* 18,432,796 shares consisting of direct ownership of 0 shares of Common Stock plus the deemed ownership of an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 184,512,472 outstanding shares of issuer’s Common Stock, consisting of 166,079,676 shares of Common Stock outstanding as of the date of this report and an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 98423B108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YA II GP, LP (80-0827189)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6.	Shared Voting Power:	18,432,796*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	18,432,796*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,432,796*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): OO

* 18,432,796 shares consisting of direct ownership of 0 shares of Common Stock plus the deemed ownership of an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 184,512,472 outstanding shares of issuer’s Common Stock, consisting of 166,079,676 shares of Common Stock outstanding as of the date of this report and an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 98423B108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YAII GP II, LLC (81-4908890)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6.	Shared Voting Power:	18,432,796*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	18,432,796*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,432,796*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): OO

* 18,432,796 shares consisting of direct ownership of 0 shares of Common Stock plus the deemed ownership of an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 184,512,472 outstanding shares of issuer’s Common Stock, consisting of 166,079,676 shares of Common Stock outstanding as of the date of this report and an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 98423B108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorkville Advisors Global, LP (90-0860458)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6.	Shared Voting Power:	18,432,796*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	18,432,796*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,432,796*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): OO

* 18,432,796 shares consisting of direct ownership of 0 shares of Common Stock plus the deemed ownership of an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 184,512,472 outstanding shares of issuer’s Common Stock, consisting of 166,079,676 shares of Common Stock outstanding as of the date of this report and an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 98423B108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yorkville Advisors Global II, LLC (81-4918579)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6.	Shared Voting Power:	18,432,796*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	18,432,796*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,432,796*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): OO

* 18,432,796 shares consisting of direct ownership of 0 shares of Common Stock plus the deemed ownership of an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 184,512,472 outstanding shares of issuer’s Common Stock, consisting of 166,079,676 shares of Common Stock outstanding as of the date of this report and an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

CUSIP No. 98423B108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark Angelo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0
	6.	Shared Voting Power:	18,432,796*
	7.	Sole Dispositive Power:	0
	8.	Shared Dispositive Power:	18,432,796*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,432,796*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percentage of Class Represented by Amount in Row (9): 9.99%**
12.	Type of Reporting Person (See Instructions): OO

* 18,432,796 shares consisting of direct ownership of 0 shares of Common Stock plus the deemed ownership of an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 184,512,472 outstanding shares of issuer’s Common Stock, consisting of 166,079,676 shares of Common Stock outstanding as of the date of this report and an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

Item 1.

(a)	Name of Issuer:

Xos, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3550 Tyburn Street

Los Angeles, CA 90065

Item 2.	Identity and Background.

(a)	Name of Person Filing:

YA II PN, Ltd.

(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

98423B108

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 18,432,796*

(b)	Percentage of Class: 9.99%**

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 18,432,796

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 18,432,796

* 18,432,796 shares consisting of direct ownership of 0 shares of Common Stock plus the deemed ownership of an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

** Calculation based on 184,512,472 outstanding shares of issuer’s Common Stock, consisting of 166,079,676 shares of Common Stock outstanding as of the date of this report and an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

The reporting persons directly or indirectly own an aggregate of 18,432,796 or 9.99%, shares of Common Stock of the Company as of the date of this filing. YA II and the other reporting persons shared the power to vote and dispose any such Common Stock.

Direct beneficial ownership of such Common Stock by the reporting persons is as follows (and therefore excludes any Common Stock indirectly held by such person or any securities, such as warrants, which may be exercised or converted into Common Stock of the Company):

•	YA II PN, Ltd. – 0

•	YA Global Investments II (U.S.), LP -- 0

•	Yorkville Advisors Global, LP – 0

•	Yorkville Advisors Global II, LLC – 0

•	YA II GP, LP – 0

•	YA II GP II, LLC -- 0

•	Mark Angelo – 0

Indirect beneficial ownership: In addition to the direct beneficial ownership set forth above, each reporting person is also deemed to be the indirect beneficial owner of additional Common Stock that may be acquired by each such reporting person within 60 days of the date of this filing such that each reporting person is deemed to be the direct and indirect beneficial owner of an aggregate of 18,432,796 shares of Common Stock. Such Common Stock may be acquired by the reporting persons as of the date of this filing upon the conversion a convertible debenture issued on August 11, 2022 with an outstanding principal balance of approximately $20,000,000 and/or a second convertible debenture that YA II PN, Ltd. has agreed to purchase with a principal amount of $15,000,000 (collectively, the “Debentures”) pursuant to the Securities Purchase Agreement entered into with the issuer on August 9, 2022, which are convertible into the isuser’s Common Stock. However, the issuance of such Common Stock is subject to an ownership cap that limits the number of shares of Common Stock that may be issued upon conversion of the Debentures to a total of 9.99% of the issuer’s outstanding Common Stock. Accordingly, the direct and indirect beneficial ownership of the issuer’s Common Stock by all reporting persons is limited to an aggregate of 18,432,796 shares, which is equal to 9.99% of the issuer’s outstanding Common Stock of 184,512,472 outstanding shares of issuer’s Common Stock, consisting of 166,079,676 shares of Common Stock outstanding as of the date of this report and an additional 18,432,796 shares of Common Stock that the reporting person has the right to acquire within 60 days of the date of the report.

Below is a description of the relationship among the reporting persons:

YA II PN, Ltd. (“YA II”) is beneficially owned by YA Global Investments II (U.S.), LP (the “YA Feeder”). Yorkville Advisors Global, LP (the “YA Advisor”) is the investment manager to YA II. Yorkville Advisors Global II, LLC (the “YA Advisor GP”) is the general partner to the YA Advisor. YAII GP, LP (the “YA GP”) is the general partner to the YA Feeder. YAII GP II, LLC (the “Yorkville GP”) is the general partner to the YA GP. Mark Angelo makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

See Item 6.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

Dated: August 12, 2022

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA II GP, LP

By: YA II GP II, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA II GP II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the equity securities of Virgin Orbit Holdings, Inc, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein but shall not be responsible for the completeness and accuracy of the information concerning the others. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: August 12, 2022

YA II PN, Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA Global Investments II (U.S.), Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YAII GP, LP

By: YA II GP II LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA II GP II LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer